CT 2-21-02



02005073

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 11 2002
354
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACARTHUR STRATEGIES, INC.
BROKER DEALER #20678

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

908 GARDENIA WAY
(No. and Street)

CORONA DEL MAR, CALIFORNIA 92627
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL NICHOLSON 949-252-1221
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brett Friedman, CPA
(Name — *if individual, state last, first, middle name*)

5 Hutton Centre Drive, Ste. 1025 Santa Ana, CA 92707
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL NICHOLSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAC ARTHUR STRATEGIES, INC., as of February 5, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



CHRISTINE A. THOMAS
COMM. #1306229
Notary Public-California
Orange County
My Commission Expires
MAY 27, 2005
SMI1

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 1 1 2002
354

Audited Financial Statements and Supplemental Information

MACARTHUR STRATEGIES, INC.

Years ended December 31, 2001 and 2000
with Independent Auditor's Report

FRIEDMAN & COMPANY
Certified Public Accountants

Table of Contents



FRIEDMAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Registered Investment Advisor
5 Hutton Centre Dr., Ste. 1025, Santa Ana, CA 92707
(714) 850-1003 • FAX (714) 850-9177

e-mail: brettfriedman@att.net
WWW.TAXSAVINGS.ORG

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To: Board of Directors
MacArthur Strategies, Inc.

We have audited the accompanying balance sheet of MacArthur Strategies, Inc. as of December 31, 2001 and 2000 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacArthur Strategies, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in examination of the basic financial statements and, our my opinion, is failry stated in all material respects in relation to the basic financial statements taken as a whole.

Santa Ana, California

January 28, 2002

MACARTHUR STRATEGIES, INC.
BALANCE SHEET
as of December 31, 2001

	Balance as of 12/31/01	Balance as of 12/31/00
ASSETS		
Current Assets		
Cash & Equivalents	$ 25,333.00	$ 38,778.00
Marketable Securities	3,300.00	3,300.00
Total Current Assets	28,633.00	42,078.00
Total Assets	$ 28,633.00	$ 42,078.00

See Accompanying Notes and Accountants' Report

MACARTHUR STRATEGIES, INC.
BALANCE SHEET
as of December 31, 2001

	Balance as of 12/31/01	Balance as of 12/31/00
LIABILITIES AND EQUITY		
Current Liabilities		
Payroll Taxes Payable	$ 2,230.00	$ 22,018.00
Total Current Liabilities	2,230.00	22,018.00
Stockholder's Equity		
Common stock, no par value	0.00	0.00
authorized shares - 2,500	0.00	0.00
issued and outstanding - 52	18,550.00	18,550.00
Paid in Capital	31,482.00	31,482.00
Retained Earnings	(24,902.00)	(30,159.00)
Net Income (Loss) - Y.T.D.	4,693.00	5,257.00
Total Stockholders' Equity	29,823.00	25,130.00
Total Liabilities & Equity	$ 32,053.00	$ 47,148.00

MACARTHUR STRATEGIES, INC.
INCOME STATEMENT
for the period ended December 31, 2001

	Year to Date 2001	Year to Date 2000
Revenue		
Commission Income	$ 173,317.16	$ 385,811.84
Due Dilligence Fees	8,466.00	50,861.72
Miscellaneous Income	0.00	27,531.28
Interest Income	279.28	1,117.87
Total Revenue	182,062.44	465,322.71
Operating Costs		
Selling Expenses	121,608.56	314,571.70
Administrative Expenses	54,930.88	143,624.01
Total Operating Costs	176,539.44	458,195.71
Operating Income (Loss)	5,523.00	7,127.00
Provision for Income Taxes		
Income Taxes	830.00	1,870.00
Total Income Taxes	(830.00)	(1,870.00)
Net Income (Loss)	$ 4,693.00	$ 5,257.00

See Accompanying Notes and Accountants' Report

MACARTHUR STRATEGIES, INC.
STATEMENT FOR CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	COMMON STOCK SHARES	VALUE	PAID IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL STOCK-HOLDER'S EQUITY
Balance at January 1, 2000	52	$ 18,550	$ 31,482	$ (35,479)	$ 14,553
Deferred Tax Adjustment				$ 5,320	$ 5,320
Income for the year		-		5,257	5,257
Balance at December 31, 2000	52	18,550	31,482	(24,902)	25,130
Income for the year		-		4,693	4,693
Balance at December 31, 2001	52	$ 18,550	$ 31,482	$ (20,209)	$ 29,823

MACARTHUR STRATEGIES, INC.
STATEMENT OF CASH FLOWS
for the period ended December 31, 2001

Cash flows from operating activities:	
Net Income (Loss)	$ 4,693.00
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in Payroll Taxes	(19,788.00)
Net cash provided by operations	(15,095.00)
Cash flows from investing activities:	
Cash flows from financing activities:	
Net increase (decrease) in cash and equivalents	(15,095.00)
Cash and equivalents at beginning of period	38,778.00
Cash and equivalents at ending of period	$ 23,683.00

See Accompanying Notes and Accountants' Report

MACARTHUR STRATEGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Business – MacArthur Strategies, Inc. formerly Broker's First Financial Corporation (the company), is a licensed broker dealer, and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

B. Revenue Recognition – Revenue is recognized generally when services are performed.

C. Organization – The Company was formed on March 16, 1988 under the laws of the State of Nevada. It began business in the State of California on January 1, 1990.

D. Income Taxes - The Company accounts for income taxes under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current laws and rates in effect.

E. Concentration of Risk – The Company provides services for clients predominately located in southern California.

NOTE 2 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1.5 to 1. As of December 31, 2001, the company had net capital of $29,823 and its ration of indebtedness to net capital was .07 to 1.

SUPPLEMENTAL REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholder
MacArthur Strategies, Incorporated

In planning and performing our audit of the financial statements of MacArthur Strategies, Incorporated for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MacArthur Strategies, Incorporated that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(g) and the reserve required by Rule 15c3-3(e), (2) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of the difference required by Rule 17a-13 (if applicable), (3) in complying with the requirements for prompt payment for securities under Section 4 (a) of Regulation T of the Board of Governors of the Federal Reserve System (if applicable), and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 (if applicable).

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure policies and procedures and of the practices and procedures referred to I the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-3(g) lists additional objectives of the practices and procedures listed in he preceding paragraph.

SUPPLEMENTAL REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT (CONTINUED)

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and may not be detected. In addition, projection of any evaluation of them in future periods is subject to risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no weaknesses involving the internal control structure, including procedures for safeguarding securities, the we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based o this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and Exchange Commission, The National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

MACARTHUR STRATEGIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-A OF
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001 AND 2000

	2001	2000
Net Capital Per Balance Sheet:	$ 29,823	$ 25,130
Total Net Capital As Adjusted	29,823	25,130
Minimum Capital Requirement	5,000	5,000
Excess In Net Capital	$ 24,823	$ 20,130
CALCULATION OF AGGREGATED INDEBTEDNESS TO NET CAPITAL		
Net Capital as Calculated Above	$ 29,823	$ 25,130
AGGREGATED INDEBTEDNESS:		
Payroll Taxes Payable	2,230	22,018
Income Taxes Payable		800
	2,230	22,018
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	0.07	0.88
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital Per Focus Report	$ 29,823	$ 23,177
Audit Adjustment		876
Net Capital Per Audit Report	$ 29,823	$ 24,053